                                                                                                April 29, 2010

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       The American Independence Funds Trust

            NestEgg 2050 Fund

            SEC File Numbers: 811-21757; 333-124214

Dear Mr. O’Connell:

            We hereby request that the 485(a) filing made on behalf of the American Independence Funds Trust on April 29, 2010 relating to the NestEgg 2050 Fund (accession number 0001324443-10-000025), be declared effective on April 30, 2010.

            We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact the Terry Donovan at (646) 747-3475 should you have any questions regarding this letter.

                                                                                                                                                                                                                                                Sincerely,

                                                                                                /s/ Eric M. Rubin
                                                                                                Eric M. Rubin

                                                                                                President